Exhibit 23.6

KPMG LLP
Chartered Accountants	Telephone (403) 691-8000
2700 205 — 5th Avenue SW	Telefax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca
Consent of Independent Auditors
The Board of Directors of Precision Drilling Corporation
We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Chartered Accountants
Calgary, Canada
May 4, 2011
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.